Room 4561
February 27, 2006

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

      Re:	Artificial Life, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-25075

Dear Mr. Schoeneburg,

      We have reviewed your response letter dated February 14,
2006
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

1. We have read your response to prior comment number 2 and note that you refer us back to your response to comment number 10 in our letter dated September 22, 2005. However, that response indicated that you continue to evaluate the accounting treatment for the Taiwan Mobile
Co. Ltd. transaction and it is unclear to us how you allocated revenue to the various elements. Please provide us with your final evaluation of the accounting treatment and indicate how you determined VSOE in order to allocate revenue to the various elements.

2. We note that you intend to clarify your revenue recognition disclosures. Please provide us with proposed disclosures that provide additional information regarding, for example, the various ways that you recognize application service contract revenue (upon completion of phases, according to actual progress, acceptance, etc.).

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst, Senior Staff Accountant at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Eberhard Schoeneburg
Artificial Life, Inc.
February 27, 2006
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